Via Edgar Submission Only

August 11, 2022

Attn: Joshua Gorsky; Christine Westbrook; Tracey Houser & Sasha Parikh

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	PaxMedica, Inc.
Registration Statement on Form S-1
File No. 333-239676

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the prospective underwriters of the proposed offering by PaxMedica, Inc. (the “Company”), hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m. Eastern Daylight Time on August 12, 2022, or as soon as practicable thereafter, or at such other time as the Company or its counsel, Dechert LLP, may request by telephone that such Registration Statement be declared effective.

The undersigned as representative of the prospective underwriters of the proposed offering, advises on behalf of the underwriters that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Craft Capital Management LLC

By:	/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Chief Operating Officer